VIA EDGAR

December 10, 2014

Larry Spirgel, Assistant Director

Terry French, Account Branch Chief

Sharon Virga, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xueda Education Group
Form 20-F for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-34914

Dear Mr. Spirgel, Mr. French and Ms. Virga:

Xueda Education Group (the “Company”) confirms receipt of the comment letter from the Securities and Exchange Commission (the “Commission”), dated November 26, 2014 (the “Comment Letter”), containing the Commission’s comment on the financial statements and related disclosures in the Company’s annual report on Form 20-F for fiscal year 2013.  Due to the complexity of the issues involved in responding to the comment, the Company respectfully requests an extension of the deadline for its response.  The Company expects to provide its response to the Comment Letter no later than January 6, 2015.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Leiming Chen of Simpson Thacher & Bartlett LLP, by phone at +852 214-7630 (office) or +852 9032-1314 (cell) or by email at lchen@stblaw.com.

Very truly yours,

/s/ Christine Lu-Wong
Christine Lu-Wong
Chief Financial Officer

Cc:	Leiming Chen
Simpson Thacher & Bartlett LLP